JG



SI 16021730

SEC Mail Processing Section
AUG 25 2016
Washington DC
412

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 06/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vista Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 North Buckner Blvd., Ste. 222
(No. and Street)

Dallas	TX	75218
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert G. Hughes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Vista Securities, Inc., as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public



NOTARY PUBLIC
STATE OF TEXAS
KASHA N BROWN
Notary ID # 128822746
My Commission Expires
December 8, 2019

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VISTA SECURITIES, INC.

CONTENTS

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

WWW.MOSSADAMS.COM

8750 North Central Expressway, Suite 300
Dallas, TX 75231

T (972) 387-4300 F (214) 242-7488

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Vista Securities, Inc.

We have audited the accompanying statement of financial condition Vista Securities, Inc. (the "Company") as of June 30, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vista Securities, Inc. as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Vista Securities, Inc.'s financial statements. The information in Schedule I is the responsibility of Vista Securities, Inc.'s management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.



Dallas, Texas
August 18, 2016

VISTA SECURITIES, INC.
Statement of Financial Condition
June 30, 2016

ASSETS

Cash	$ 21,449
Receivable from brokers-dealers and clearing organizations	492,620
Securities owned	1,908,067
Prepaid assets	2,132
Furniture & equipment, net	541
Other assets	1,809
	$2,426,618

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 8,941
Payable to brokers-dealers and clearing organizations	1,899,315
State income tax payable	250
	1,908,506
Stockholders' equity	
Common stock, 1,000,000 shares authorized with no par value, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	500,100
Retained earnings	17,012
Total stockholders' equity	518,112
	$2,426,618

The accompanying notes are an integral part of these financial statements.

VISTA SECURITIES, INC.
Statement of Income
For the Year Ended June 30, 2016

Revenues	
Net gain on firm securities trading accounts	$ 603,466
Interest income	34,175
	637,641
Expenses	
Commissions and clearance paid to other brokers	31,004
Employee compensation and benefits	418,114
Communications	60,159
Occupancy and equipment costs	17,703
Interest expense	27,159
Regulatory fees and expenses	6,738
Other expenses	51,080
	611,957
Income before income taxes	25,684
Provision for federal income taxes	0
Net income	$ 25,684

The accompanying notes are an integral part of these financial statements.

VISTA SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at June 30, 2015	$ 1,000	$ 500,100	$ (8,672)	$ 492,428
Net income	-0-	-0-	25,684	25,684
Balances at June 30, 2016	$ 1,000	$ 500,100	$ 17,012	$ 518,112

The accompanying notes are an integral part of these financial statements.

VISTA SECURITIES, INC.
Statement of Cash Flows
For the Year Ended June 30, 2016

Cash flows from operating activities	
Net income	$ 25,684
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities	
Increase in receivable from brokers-dealers and clearing organizations	(4,391)
Increase in securities owned	(899,819)
Increase in other assets	(604)
Increase in payable to brokers-dealers and clearing organizations	888,841
Decrease in accounts payable	(4,732)
Net cash provided by operating activities	4,438
Cash flows from investing activities	
Purchase of furniture & equipment	541
Net cash used by investing activities	541
Cash flows from financing activities	
Net cash used by financing activities	-0-
Net increase in cash	4,438
Cash at beginning of year	17,011
Cash at end of year	$ 21,449

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ 27,159
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

VISTA SECURITIES, INC.
Notes to Financial Statements
June 30, 2016

Note 1 - Summary of Significant Accounting Policies

Vista Securities, Inc. (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Texas corporation. Substantially all of the Company's revenues are derived from the trading of debt securities for its own account.

Purchases and sales of securities and commission revenue and expense are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased, are carried at quoted market value. Securities owned not readily marketable are carried at estimated fair value as determined by management of the Company. Securities not readily marketable include: (a) securities for which there is no independent publicly quoted market; (b) securities which cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933; or (c) securities which cannot be offered or sold immediately because of other restrictions or conditions. The increase/decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain income and expenses included in the determination of net income are non-deductible or non-taxable for tax reporting purposes.

Management evaluates income tax positions based on whether it is more likely than not that the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statutes of limitations generally three to four years from date of filing.

Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Summary of Significant Accounting Principles, continued

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principle is that Company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those goods and services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgements and changes in judgements, and assets recognized from cost incurred to obtain or fulfill a contract. ASU will be effective commencing with Company's year ending June 30, 2017. The Company is currently assessing the potential impact of this ASU on its financial statement.

Note 2 - Fair Value Disclosures

In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended June 30, 2016, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of all securities owned are deemed to be Level 2 investments at June 30, 2016. See Note 6.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2016, the Company had net capital of

approximately $406,662 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .02 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Payable to Clearing Broker

The payable to clearing broker represents the amount due for unsettled trading securities owned. Interest is charged on this payable at the prevailing margin, rate which was 2.25% at June 30, 2016.

Note 6 - Securities Owned

Securities owned represent trading and investment securities at fair value and at June 30, 2016 consist of the following (presented based upon classification in fair value hierarchy):

	Securities Owned			
	Level 1	Level 2	Level 3	Total
Municipal Bonds	$ --	$ 1,908,067	$ --	$ 1,908,067
	$ --	$ 1,908,067	$ --	$ 1,908,067

Note 7 - Lease Commitments

The Company leases office space under long-term non-cancelable leases. Minimum lease payments under the leases at June 30, 2015 are as follows:

Year Ending June 30,	
2017	$ 7,245
2018	7,245
	$ 14,490

Rental expense for the year ended June 30, 2016 was $16,087 and is reflected in occupancy and equipment costs.

Note 8 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2016

Schedule I

VISTA SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2016

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 518,112
Deductions and/or charges		
Non-allowable assets:		
Prepaid assets	$ 2,132	
Furniture & equipment	541	
Other assets	1,809	4,482
Net capital before haircuts on securities positions		513,630
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)		
Exempted securities	106,910	
Other securities	58	106,968
Net capital		$ 406,662

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Accounts payable	$ 8,941
State income tax payable	250
Total aggregate indebtedness	$ 9,191

Schedule I (continued)

VISTA SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 613
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 306,662
Excess net capital at 1000%	$ 405,743
Ratio: Aggregate indebtedness to net capital	.02 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended June 30, 2016

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

WWW.MOSSADAMS.COM
8750 North Central Expressway, Suite 300
Dallas, TX 75231
T (972) 387-4300 F (214) 242-7488

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Vista Securities, Inc.

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Vista Securities, Inc. identified provision 17 C.F.R. §15c3-3(k)(2)(ii) (the "exemption provisions") under which Vista Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) Vista Securities, Inc. stated that Vista Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Vista Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vista Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Dallas, Texas
August 18, 2016

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN EXEMPTION PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

We, as members of management of Vista Securities, Inc. (the "Company"), are responsible for complying with the requirements of 17 C.F.R. §15c3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (the "Act"). We have performed an evaluation of the Company's compliance with the Customer Protection Rule as of June 30, 2016 and during the period from July 1, 2015 through June 30, 2016. Based on this evaluation, we assert that the Company was in compliance with the Act as described below:

1) The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2) The Company met the identified exemption provisions throughout the most recent fiscal year ended June 30, 2016 without exception.

Vista Securities, Inc.



Robert Hughes, CEO



Date